UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
3000 AUSTRALIA	(Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:     ☒   Form 20-F             ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes             ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time IMMEDIATE

Date 14 February 2012

Number 06/12

MAJOR INVESTMENT AND RESERVE INCREASE AT ESCONDIDA

BHP Billiton today approved a total investment of US$2.6 billion in two projects that will underpin higher production at Escondida over the next decade.

Organic Growth Project 1 (OGP1) will replace the Los Colorados concentrator with a new

152,000 tonne per day (tpd) plant and allow access to higher grade ore located underneath the existing facilities. Construction will begin in February 2012 with commissioning anticipated the first half of the 2015 calendar year. The project will cost US$3.8 billion

(US$2.2	billion BHP Billiton share) and is expected to create up to 7,000 jobs during the construction phase.

BHP Billiton also approved the Oxide Leach Area Project (OLAP) which creates a new dynamic leaching pad and mineral handling system that will include several overland conveyers. The new pad will maintain oxide leaching capacity at current levels following the exhaustion of the existing heap leach in the 2014 calendar year. OLAP is expected to cost

US$721 million (US$414 million BHP Billiton share) with commissioning anticipated in the middle of the 2014 calendar year. Approximately 2,500 jobs will be created during the construction phase.

In addition, BHP Billiton announced a 17 per cent increase in the Mineral Resources and a

25	per cent increase in the Ore Reserves at Escondida following successful brownfield exploration and accelerated in-fill development drilling programs. The Reserve increase also reflects the approval of OGP1, as most lower grade sulphide ore is now expected to be treated through the flotation circuit with an associated increase in process recoveries.

A new resource at Chimborazo, based on more than 115,000 metres of drilling averaging

530 metres in depth, was also declared. The resource is being evaluated as potential feed for Escondida’s Sulphide Leach processing facilities.

BHP Billiton Base Metals President, Peter Beaven, said: “We expect the completion of the current Escondida Ore Access and Laguna Seca debottlenecking projects, and a strong recovery in ore grades, to support a substantial recovery in Escondida copper production to over 1.3 million tonnes per annum in the 2015 financial year.

"Looking ahead, the success of our brownfield exploration program suggests there are sufficient resources at Escondida to sustain production at current levels for more than a century. OGP1 is the first of a series of potential projects that could substantially expand processing capacity at Escondida and help ensure it remains the world's leading copper operation for decades to come."

Escondida is located 3,100 meters above sea level, 170km South-East of the City of Antofagasta in Chile. It is owned by BHP Billiton (57.5%), Rio Tinto (30.0%), JECO Corporation (10.0%) and JECO 2 Ltd (2.5%). BHP Billiton operates the Escondida mine.

Escondida

Mineral Resources (100%)[a]

As at 31 December 2011 | As at 30 June 2011

Deposit[b]	Ore Type	Measured Resource Millions of dry metric tonnes	Measured Resource % TCu	Indicated Resource Millions of dry metric tonnes	Indicated Resource % TCu	Inferred Resource Millions of dry metric tonnes	Inferred Resource % TCu	Total Resource Millions of dry metric tonnes	Total Resource % TCu	Total Resource (As at 30 June 2011) Millions of dry metric tonnes	Total Resource (As at 30 June 2011) % TCu	BHP Billiton interest %
Copper												
Escondida[c]	Oxide	81	0.72	69	0.65	63	0.49	213	0.63	183	0.78	57.5
	Sulphide	3,892	0.72	3,091	0.55	6,557	0.50	13,540	0.57	11,544	0.59	
	Mixed	101	0.87	58	0.80	24	0.61	183	0.81	221	0.70	

Ore Reserves (100%)[d]

As at 31 December 2011 | As at 30 June 2011

Deposit[b]	Ore Type	Proved Ore Reserve Millions of dry metric tonnes	Proved Ore Reserve % TCu	Probable Ore Reserve Millions of dry metric tonnes	Probable Ore Reserve % TCu	Total Ore Reserve Millions of dry metric tonnes	Total Ore Reserve % TCu	Total Ore Reserve (As at 30 June 2011) Millions of dry metric tonnes	Total Ore Reserve (As at 30 June 2011) % TCu	BHP Billiton interest %
Copper										
Escondida[e]	Oxide	78	0.97	40	0.88	118	0.94	121	0.87	57.5
	Sulphide	2,820	0.81	2,157	0.59	4,977	0.71	2,012	0.97	
	Sulphide Leach	1,150	0.49	835	0.44	1,985	0.47	3,540	0.50

Chimborazo

Mineral Resources (100%)[f]

As at 31 December 2011

Deposit[g][h]	Ore Type	Measured Resource Millions of dry metric tonnes	Measured Resource % TCu	Indicated Resource Millions of dry metric tonnes	Indicated Resource % TCu	Inferred Resource Millions of dry metric tonnes	Inferred Resource % TCu	Total Resource Millions of dry metric tonnes	Total Resource % TCu	BHP Billiton interest %
Copper										
Chimborazo[i]	Sulphide Leach	--	--	139	0.50	84	0.60	223	0.54	57.5

(a) Competent Persons – Luis Soto (MAusIMM).

The statement of Mineral Resources has been produced in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code). The Mineral Resource, presented on a 100 per cent basis, is based on information compiled by the above named Competent Person and represents an estimate as at 31 December 2011. All of the Mineral Resource information is inclusive of Mineral Resources that have been converted to Ore Reserves (i.e. Mineral Resources are not additional to Ore Reserves). Mr. Soto is a full time employee of Minera Escondida Ltda., is a member of AusIMM, and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr. Soto consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

(b) %TCu – per cent total copper.

(c) The change of mineral resource from the statement as at 30 June 2011, apart from production depletion, is mostly due to a revised estimate that includes of nearly 300,000 metres of additional drill hole data. The new data includes exploration drilling in an area known as Escondida Este that increases the size of the Escondida deposit, and in-fill drilling that improves confidence on the estimate, increasing Measured Resources by approximately 32% compared to the previous estimate.(FY11 BHP Billiton Annual Report Measured Resource 3,089Mt@0.75%TCu).

(d) Competent Person – Americo Zuzunaga (MAusIMM).

The statement of Ore Reserves has been produced in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code). The Ore Reserves, presented on a 100 per cent basis, are based on information compiled by Mr. Zuzunaga and represents an estimate as at 31 December 2011. Mr. Zuzunaga is a full time employee of Minera Escondida Ltda., is a member of AusIMM, and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr. Zuzunaga consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

(e) The change of Ore Reserves from the statement as at 30 June 2011, apart from production depletion, is due in part to changes and increased confidence in the Mineral Resources as a result of new drilling information, and in part due to approval of the OGP1 project that doubles flotation capacity beyond closure of the Los Colorados mill compared to prior reserve estimates.

This additional capacity will improve copper recovery of lower-grade sulphide ore as a result of the ability to preferentially treat this material through the flotation circuit rather than Sulphide Leach, as reflected in the change in ore types from the previous report.

(f)	Competent Person – R. Turner (MAusIMM).

The statement of Mineral Resources has been produced in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code). The Mineral Resource, presented on a 100 per cent basis, is based on information compiled by the above named Competent Person and represents an estimate as at 31 December 2011. Mr. Turner is a full time employee of Golder Associates S.A., is a member of AusIMM and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity his is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr. Turner consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

(g) Mineral Resources for the Chimborazo Deposit are declared using a cut-off grade of 0.3% TCu and constrained to an open pit limit.

(h)	%TCu – per cent total copper.

(i) Chimborazo is a newly declared Mineral Resource, based on an estimate from more than 115,000 metres of drilling that averages 530 metres in depth and located on nominal grid spacings of 75 to 150 metres. It is located 15 kilometres northwest of the Escondida mine within Minera Escondida Ltda. property limits, and is being evaluated as potential leach feed to Escondida’s Sulphide Leach processing facilities. Chimborazo is a porphyry copper-style deposit and a related hydrothermal breccia system that underlies an average thickness of 100 metres of leached cap and gravel overburden. The mineral resource is largely contained in a secondary chalcocite enrichment zone and local enargite, forming a sub-horizontal mineralized body of approximately 500 x 1000 metres in the horizontal dimension by 50 to 200 metres thickness.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations Investor Relations

Australia Australia

Antonios Papaspiropoulos James Agar

Tel: +61 3 9609 3830 Mobile: +61 477 325 803 Tel: +61 3 9609 2222 Mobile: +61 467 807 064

email: Antonios.Papaspiropoulos@bhpbilliton.com email: James.Agar@bhpbilliton.com

Kelly Quirke Andrew Gunn

Tel: +61 3 9609 2896 Mobile: +61 429 966 312 Tel: +61 3 9609 3575 Mobile: +61 439 558 454

email: Kelly.Quirke@bhpbilliton.com email: Andrew.Gunn@bhpbilliton.com

Fiona Martin United Kingdom and South Africa

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

Brendan Harris

United Kingdom and Americas Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Brendan.Harris@bhpbilliton.com

Ruban Yogarajah

Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Tara Dines

Mobile: UK +44 7827 082 022 Tel : +44 20 7802 7113 Mobile : +44 7825 342 232

email: Ruban.Yogarajah@bhpbilliton.com Email : Tara.Dines@bhpbilliton.com

Americas

Scott Espenshade

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209

Registered in Australia Registered in England and Wales

Registered Office: 180 Lonsdale Street Registered Office: Neathouse Place

Melbourne Victoria 3000 Australia London SW1V 1BH United Kingdom

Tel +61 1300 55 4757 Fax +61 3 9609 3015 Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 14, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary